Exhibit 14.1

CODE OF ETHICS

(As revised and adopted February 21, 2006)

INTRODUCTION

GENERAL POLICIES AND GUIDELINES ON LEGAL AND ETHICAL STANDARDS

To assure the success of Inland Northwest Bank and preserve the public’s trust, Inland Northwest Bank maintains extremely high standards of honesty and integrity. The preservation of that trust and Inland Northwest Bank’s reputation requires that all officers, directors, employees and agents conduct themselves appropriately and impartially through the close observance of the standards outlined in this policy.

Inland Northwest Bank requires that all of its directors, officers, employees and agents avoid possible misconduct and conflicts of interest through informed judgment and careful regard for the standards of conduct and responsibilities set forth in the policy statement that follows. In all situations, including those where there are no applicable legal principles or the law is unclear or in conflict, all Inland Northwest Bank representatives are expected to conduct themselves in a manner that can be supported by management and to exercise good judgment in the discharge of their responsibilities.

Compliance with the Code of Ethics will be the responsibility of every representative of Inland Northwest Bank. Inland Northwest Bank will cooperate with any investigation or audit concerning violations of this Code of Ethics or any of Inland Northwest Bank’s policies, regulations or compliance issues. All directors, officers, employees and agents are required to direct any questions, concerns or information, without fear of reprisal, to any senior management officer or Board member. These issues may include, but are not limited to, suspected illegal or unethical activities, misuse of Inland Northwest Bank’s property or facilities, or gross misconduct by other employees of Inland Northwest Bank. Inland Northwest Bank’s senior management officers and Board members have the responsibility to investigate and correct abuses of improper or unethical activities of Inland Northwest Bank employees. Violations of the Code of Ethics may result in disciplinary action up to and including termination of employment or directorship.

If anything prescribed herein will cause you difficulty, you should discuss the problem with the Bank President. Until a written waiver has been granted by the President, we expect each of our directors, officers, employees and agents to comply with this statement of policy.

BACKGROUND CHECKS

Inland Northwest Bank follows a process of pre-employment background screening before hiring employees. The policy on pre-employment screening describes in detail the process that is followed prior to hiring any individuals. In the event that adverse information is discovered subsequent to hiring an individual, senior management and the HR Manager will review the pertinent information and take appropriate action, which could include termination, as the situation warrants.

CONFIDENTIAL INFORMATION

In accordance with the Gramm-Leach-Bliley Act of 1999, Inland Northwest Bank has safeguards in place to protect sensitive customer information. In the ordinary course of performing Bank duties, confidential information is acquired which is considered to be extremely sensitive by customers. This information must not be revealed to unauthorized persons, nor should customers’ finances be discussed with others within the Bank unless their duties require the information. Employees, directors and agents have an ethical duty not to disclose confidential information gleaned from business transactions and to protect confidential relationships between Inland Northwest Bank and its customers and suppliers.

Confidential information about Inland Northwest Bank or its customers that reflects favorably or adversely on the investment value of any business enterprise is “insider” information. Insider information shall not be released to private individuals, organizations or government bodies unless authorized by the customer, or subpoenaed by a court order or the Internal Revenue Service (IRS), and then the information released must be accurate and within the confines of the authorizing document. Employees, directors and agents shall not use insider or confidential information obtained in the course of their employment for personal investment advantage or provided to others for their investment advantage.

Employees and directors should refer any request for information (reference checks, credit reporting, etc.) about present or former employees of Inland Northwest Bank to the HR Manager for handling.

Inland Northwest Bank possesses and will continue to possess information that has been created, discovered, and developed by Inland Northwest Bank; has been disclosed to Inland Northwest Bank under the obligation of confidentiality; or has in some other way become known to Inland Northwest Bank. In all circumstances this information is confidential. All such information, except when the information is known or becomes known to the public without violation of the terms of this paragraph, is hereafter called “Confidential and Proprietary Information”.

Examples of Confidential and Proprietary Information include, but are not limited to: subscription lists, details of consultant contracts, customer accounts and investments, pricing policies, financial statements, customer lists, projections, marketing plans or strategies, new product developments or plans, business acquisition plans, new personnel acquisition plans, trade secrets, operation methods, software and computer programs.

During employment with Inland Northwest Bank and after termination (whether voluntary or involuntary) of employment with Inland Northwest Bank or any of its affiliates, the employee shall keep secret and retain in strictest confidence all such Confidential and Proprietary Information.

All memoranda, notes, lists, records and other documents (and all copies thereof) made or compiled by the employee or made available to the employee concerning the business of Inland Northwest Bank or any of its affiliates shall be Inland Northwest Bank property and shall be delivered to Inland Northwest Bank promptly upon the termination of the employee’s employment with Inland Northwest Bank or any of its affiliates or at any other time on request.

CONFLICT OF INTEREST

CORPORATE POLICY

It is the policy of Inland Northwest Bank that all directors, officers, employees and agents must avoid potential conflicts of interest. A potential conflict may exist whenever a representative of Inland Northwest Bank has an outside interest (direct or indirect) which conflicts with the individual’s duty to Inland Northwest Bank or adversely affects the individual’s judgment in the discharge of his or her responsibilities at Inland Northwest Bank. Potential conflicts of interest include, but are not limited to: those in which an Inland Northwest Bank representative has business or personal relationships with customers, suppliers, business associates or competitors of Inland Northwest Bank and may also include employment conflicts should employees accept an additional job while employed by Inland Northwest Bank. The appearance of a conflict of interest may be just as damaging to Inland Northwest Bank’s reputation as though it were real.

All directors, officers, employees and agents are expected to objectively consider their actions and question whether or not a reasonable, disinterested observer (customer, supplier, shareholder, federal/state regulator, acquaintance, government official, etc.) would have any grounds to believe:

•	The confidential nature of account relationships has been breached.

•	Fiduciary responsibilities are handled in a less than prudent manner.

•	Business is done with Inland Northwest Bank only on the basis of friendships, family ties, gift receiving or giving, or to curry favors with special interest groups or leverage Inland Northwest Bank’s customer base to one’s own arbitrary and exclusive financial advantage.

•	Inland Northwest Bank’s name is used as leverage by the directors, officers, employees, agents, attorneys or their family members to enhance their own opportunities when dealing with others in their political or personal activities.

•	The needs of the public are not considered in making business decisions.

Each director, regardless of affiliations, has a legal and ethical duty of speaking, acting, and voting in accordance with the dictates of his/her conscience. Not only is this an ethical duty, it is a regulatory requirement, it is the conduct expected of each director, and it is the conduct that is in the best interests of Inland Northwest Bank.

In the event a potential conflict of interest arises involving a director, officer, employee or agent of Inland Northwest Bank, it must immediately be fully disclosed in writing to the President or Chairman of the Board, who will make a thorough review of the circumstances and determine the appropriate action to be taken. In the event a potential conflict of interest arises involving a member of the Board of Directors, its nature and extent shall be fully disclosed to the Executive Committee, whose members, after making a thorough review of the circumstances, will determine the appropriate action to be taken.

FIDUCIARY APPOINTMENTS

No officer, employee or member of an employee’s immediate family can accept any fiduciary appointment (executor, administrator, guardian or trustee) for a customer of Inland Northwest Bank without the prior written approval of the President. This includes appointments with Inland Northwest Bank as well as those with other firms, corporations and individuals. For purposes of this policy, immediate family is defined as spouses, parents, children and/or siblings.

To avoid the appearance of any impropriety, employees, directors and agents must exercise reasonable caution in accepting appointment as a fiduciary or co-fiduciary (executor, administrator, guardian or trustee) of customers of Inland Northwest Bank, either with Inland Northwest Bank or another person, firm or corporation.

BENEFICIARY (OR LEGACY) UNDER A WILL OR TRUST

All employees must report in writing to the President any gift to them or to their spouse or children of a beneficial interest or legacy under wills or trusts of customers of Inland Northwest Bank, other than a relative, at such time as the employee, spouse or child learns of the designation. Upon notification, the President will look at the situation and determine if a reasonable, disinterested third party would conclude that a conflict of interest existed in connection with receipt of the benefits. If it is determined that a real or apparent conflict exists or could exist, such employee, spouse or child will be expected to make every effort to refuse the benefit and will probably be required to renounce the gift should it come to him or her by operation of the law. If an employee does not notify the President in writing, ordinarily, such employee, spouse or child will be required to renounce the gift in the absence of other mitigating circumstances.

LENDING AND OTHER TRANSACTIONS

An employee should not represent Inland Northwest Bank in any transaction where he or she has a material connection or a financial interest. (Examples of material connections include relatives or close personal friends – whether the transaction involves them as individuals or as principals in a firm doing business with Inland Northwest Bank. An example of a financial interest is an officer’s involvement as a proprietor, partner, or joint venture in a firm doing business with Inland Northwest Bank.)

Lending services are available to serve the legitimate and deserving credit needs of all customers on an equal basis. Loan terms and conditions shall be based solely upon the credit worthiness of the borrowers. Bank officers must fully divulge to the Bank President their involvement, directly or indirectly, with any loans made by Inland Northwest Bank. This specifically includes, but is not limited to, loans made to business trusts, business associates, or insiders of other banks with whom the officer has any form of business arrangement. If the officer will directly or indirectly benefit from the loan, the specifics of his or her involvement in the loan must be submitted in writing to the President. For those loans that require approval of the Loan Committee, members of the Loan Committee must divulge all conflict of interest situations and abstain from voting or influencing other votes regarding the conflict. In addition, officers or directors using undue influence on behalf of relatives, business associates, or close friends is prohibited.

Bank employees should avoid taking part in transactions involving any of the above circumstances. By “transactions,” we mean not only making loans, but also approving overdrafts, accepting checks on uncollected funds, waiving nonsufficient funds (NSF), overdraft, or late charges, and waiving the requirement for financial statements or collateral documents. When there is a potential conflict of interest, ask someone else in the Bank to handle the transaction.

PARTICIPATION IN PUBLIC AFFAIRS

Inland Northwest Bank encourages full awareness and interest in civic and political responsibility on the part of its officers and employees. Each officer and employee shall have the opportunity to support community activities or the political process as he or she desires. Voluntary efforts for civic activities normally take place outside of regular business hours. If voluntary work requires Inland Northwest Bank time, prior approval should be obtained from the President or Executive Committee. Due to legal prohibitions against political activity by banks and business corporations, approval will be denied for the use of normal working time in connection with activities related to a primary or general election for political office or to a political convention or caucus. In all cases, officers and employees participating in civic or political activities do so as individuals and not as representatives of Inland Northwest Bank.

CORPORATE DIRECTORSHIPS, PUBLIC OFFICES AND COMMISSIONS

Directors, officers and employees must be constantly aware of any potential conflict of interest when considering election or appointment to corporate boards, public offices, commissions or service as an officer or director of a nonprofit organization. Any questions concerning the propriety of participation in such activities should be brought to the attention of the President. Unless specifically approved in writing by the President and/or Executive Committee, no director, officer or employee shall serve on the board of directors of any entity which:

•	Competes with Inland Northwest Bank; or

•	Is in substantial default to Inland Northwest Bank on any loan contract or other obligation; or

•	Is involved in a substantial controversy or litigation with Inland Northwest Bank.

A Bank employee should not accept a directorship of another corporation without the written approval of the Bank President. Charitable and nonprofit organizations are exceptions to this general requirement.

IMPROPER USE OF CORPORATE POSITION OR PROPERTY

PURCHASE OF BANK ASSETS

A director, officer, employee or agent of Inland Northwest Bank shall not purchase, directly or indirectly, any of its assets without the previous consent of the Bank President (or the Executive Committee, in the case of a director).

INVESTMENTS IN STOCKS AND SECURITIES

Directors, officers, employees and agents are free to invest in stocks at their discretion; however, speculation, excessive borrowing or excessive gambling are inconsistent with your positions and are not condoned. Inland Northwest Bank will sometimes permit, on an exception basis, margin accounts involving securities for those representatives who have requested appropriate permission. However, since commodity trading is highly volatile, no officer or employee is permitted to operate a commodity margin account.

INSIDER TRADING

Insider trading involves both the legal and illegal conduct of corporate insiders (officers, directors, and employees) buying and selling stock in their own companies. When officers and directors trade in their own securities, they must report their trades to the Securities and Exchange Commission (SEC). Illegal insider trading refers generally to buying or selling a security, in breach of a fiduciary duty or other relationship of trust and confidence, while in possession of material, nonpublic information about the security. An insider is considered to have trades on the basis of material, nonpublic information if the insider is aware of the material, nonpublic information when making the purchase or sale. The SEC permits insiders to trade in certain specified circumstances where it is clear that the information they are aware of is not a factor in the decision to trade. Officers, directors and employees of Northwest Bancorporation Inc. and its subsidiaries must comply with SEC insider trading regulations and are prohibited from purchasing or selling shares of Northwest Bancorporation, Inc. if the trade is based on material, nonpublic information. In addition, insiders are prohibited from providing material, nonpublic information about Inland Northwest Bank to anyone other than an insider.

GIFTS AND PREFERENTIAL TREATMENT

Unless permitted to do so pursuant to one of the exceptions listed below, no director, officer, employee or agent may:

(a)	solicit for themselves or a third party (other than Inland Northwest Bank itself) anything of value from anyone in return for business, service or confidential information of Inland Northwest Bank; or

(b)	accept anything of value from anyone in connection with the business of Inland Northwest Bank, either before or after a transaction is discussed or consummated.

Inland Northwest Bank expects employees to provide efficient and courteous service to all its customers at all times without expectation of reward for such service. To avoid even the implication of impropriety, it is important that each employee and employee’s spouse or child decline any gifts (anything of value) or preferential treatment, if the acceptance of such gift or preferential treatment could raise even the slightest doubt of improper influence.

Inland Northwest Bank recognizes that situations occur when it would be appropriate for a director, officer, employee or agent to make exceptions to the general prohibition and to accept items of value or preferential treatment. Such exceptions are limited to:

•	Acceptance of a bona fide salary, wages, fees or other compensation paid in the usual course of business, so long as not prohibited by another portion of this policy.

•	Acceptance of gifts, gratuities, amenities or favors based on obvious family or personal relationships (such as those with the parents, children or spouses of Inland Northwest Bank representative), when the circumstances make it clear that it is those relationships, rather than Company business, which are motivating factors.

•	Acceptance of meals, refreshments, travel arrangements or accommodations or entertainment, all of $100 or less in value, in the course of a meeting or other bona fide business discussion or to foster better business relations provided that the business expense would be paid for by Inland Northwest Bank as a reasonable expense if not paid for by another party.

•	Acceptance of loans from other banks or financial institutions on customary terms to finance proper and usual activities of bank representatives, such as home mortgage loans, except where otherwise prohibited by law.

•	Acceptance of advertising or promotional material of reasonable value, such as pens, pencils, note pads, key chains, calendars and similar items.

•	Acceptance of discounts or rebates on merchandise or services that do not exceed those available to other customers.

•	Acceptance of gifts of no more than $100 in value related to commonly recognized events or occasions, such as a promotion, new job, wedding, retirement, Christmas or Bar Mitzvah.

•	Acceptance of civic, charitable, educational or religious organizational awards of no more than $100 in value for recognition of service and accomplishment.

In addition to the foregoing, reference is made to state and federal regulations which limit the acceptance of gifts, commissions, gratuities or bonuses with particular reference to RCW 30.12.110 and RCW 30.12.115 and to the Federal Bank Bribery Law.

Inland Northwest Bank may approve, on a case-by-case basis, other circumstances not identified above in which an Inland Northwest Bank representative may accept something of value in connection with Inland Northwest Bank business. The written approval will be granted only after the President (or the Executive Committee, in the case of a director) receives a full written disclosure of all relevant facts. If an Inland Northwest Bank representative is offered or receives something of value that is not specifically authorized in this Code of Ethics, the representative must immediately disclose the information to the President, or in the case of a director, to the Executive Committee.

COMMUNITY INVOLVEMENT

Federal and state laws prohibit or restrict participation in certain political processes by Inland Northwest Bank, including the use of its property, equipment, supplies and facilities. It is illegal to use Inland Northwest funds for the purpose of making contributions or expenditures in connection with elections to any state, local or federal office.

Laws regarding political contributions are not intended to discourage staff members from making personal contributions to candidates or political parties of their choice. No pressure, either direct or indirect, will be used by Inland Northwest Bank which infringes on an employee’s right to decide to whom political contributions will be made.

IMPROPER TRANSACTIONS AND PAYMENTS

It is commonly recognized that there is a direct correlation between illegal or improper payments and inaccurate records. To guarantee the accuracy of Inland Northwest Bank’s books and records, the following principles shall be observed:

•	All transactions or conduct of Inland Northwest Bank business must be properly reflected in Inland Northwest Bank’s books.

•	No secret or unrecorded funds of Inland Northwest Bank money or other assets may be established or maintained.

•	Any payment is prohibited if no record of its disbursement is entered into Inland Northwest Bank’s accounting records.

•	Making false or fictitious entries in the books or records of Inland Northwest Bank or issuing false or misleading documents is prohibited and in most circumstances will constitute a criminal offense.

•	No items may be taken for safekeeping unless they are fully and completely identified, of a legal nature, and that written evidence of title is provided prior to acceptance.

•	All records and accounting information must be accurate and maintained with reliability and integrity.

•	Transactions must be recorded accurately and in a timely manner.

•	The use of generally accepted accounting procedures (GAAP) will be used to account for all bank transactions.

•	All internal control procedures established by Inland Northwest Bank for safeguarding of assets and proper reporting and disclosure of financial information must be followed.

•	All employees and directors are required to respond honestly and candidly when dealing with the Bank’s independent and internal auditors, regulators and attorneys.

•	No one associated with Inland Northwest Bank is authorized to slant this Bank’s financial data in ways that might mislead a third party into believing the Bank’s financial situation is better than it actually is.

•	All attempted bribes must be reported to the President immediately.

ANTITRUST COMPLIANCE

RELATIONSHIP WITH COMPETITORS

The antitrust laws are intended to preserve and foster the American economic system of free enterprise, by assuring energetic but fair competition among business firms, and to prevent business activity that results in undue or unfair restraint on competition, the formations of monopolies and various undesirable business practices.

In providing its full range of financial services, Inland Northwest Bank engages in vigorous, yet fair and open competition. All directors, officers and employees are expected to observe the highest standards of ethical conduct in relationships with competitors. It is Inland Northwest Bank’s policy to emphasize the quality and competence of services and staff rather than to criticize those of competitors.

Directors, officers, employees and agents of Inland Northwest Bank are prohibited from entering into arrangements with competitors for the purpose of setting or controlling prices, rates, trade practices, marketing policies or disclosing to competitors future plans of Inland Northwest Bank which have not been disclosed generally to the public.

TIE-INS AND EXECUTIVE DEALINGS

Antitrust laws prohibit Inland Northwest Bank from extending credit (in any manner), lease or sell property of any kind, furnish any services, or fix or vary the consideration of any of the foregoing, on the condition or requirement that:

•	The customer obtain some additional credit, property or service other than those banking services normally provided; or

•	The customer obtain any additional service from Inland Northwest Bank; or

•	The customer provide some additional service to Inland Northwest Bank; or

•	The customer not obtain some service from a competitor of Inland Northwest Bank.

Inland Northwest Bank’s personnel must be trained to recognize situations, transactions and activities actually or potentially affected by antitrust laws. Any questionable matters should immediately be brought to the attention of the President or Executive Committee for guidance and resolution.

MONITORING

Internal controls against self-serving practices and conflicts of interest will be monitored by the internal auditor to identify operational weaknesses and to ensure corrective action and compliance with laws, regulations and internal policies.

RECORDKEEPING

Written records of all waivers granted to this policy statement will be kept in the President’s office. The President will take appropriate action and will keep contemporaneous written records of each case. The Human Resources department will keep all compliance certificates on file for at least three years.

ADMINISTRATION OF THE CODE OF ETHICS

The Board of Directors has adopted this Code of Ethics and delegated the responsibility for its administration to its Board of Directors and the President. The Board of Directors and the President understand their responsibilities for the administration of the Code of Ethics and will:

•	consider appropriate recommendations for on-going training and awareness;

•	document any exceptions to this Code of Ethics should they become aware of them;

•	maintain consistent standards for investigation of suspected or reported violations of this Code of Ethics, and

•	periodically review the Code of Ethics to ensure that it is comprehensive, judicious, and reflects the current organizational structure and business practices of Inland Northwest Bank.

It is the responsibility of each Inland Northwest Bank representative to be familiar with the Code of Ethics and to abide by the letter and spirit of its provisions at all times. All directors and employees will be provided with a copy of the Code of Ethics at the time of their orientation. In addition, all employees and directors will receive periodic training on the information contained in the Code of Ethics. All representatives must acknowledge the Code of Ethics in writing as well as any future material changes made to it. Periodically, officers and other personnel in the administrative or otherwise sensitive positions may be required to submit a statement of personal interest as evidence of their continued compliance with the Code of Ethics. The Board of Directors, management and supervisors are expected to make every effort to ensure compliance with the provisions of the Code of Ethics. Violations of the Code of Ethics are taken very seriously and violators will be subject to appropriate disciplinary and/or legal action which could also include termination of employment.